SUB-ITEM 77C

On April 14, 2016, a Special Meeting of the shareholders of Money Market Trust B and Money Market Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Money Market Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Money Market Trust B into Money Market Trust

PROPOSAL ONE PASSED ON April 14, 2016.

For	Against	Abstain
392,183,907.560	34,204,709.470	24,918,974.407

On April 14, 2016, a Special Meeting of the shareholders of Real Return Bond Trust and Bond Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Bond Trust

Proposal Two: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Real Return Bond Trust into Bond Trust

PROPOSAL TWO PASSED ON April 14, 2016.

For	Against	Abstain
6,191,442.110	148,097.141	278,423.406